Exhibit (a)(5)

1800 West Pasewalk Avenue, Suite 200 Norfolk, NE 68701 Phone (402) 371-2520 Fax (402) 371-4229 www.condorhospitality.com

Condor Hospitality Trust, Inc. Commences Exchange Offer for Series A Preferred Stock and Series B Preferred Stock

NORFOLK, NE., August 6, 2015—Condor Hospitality Trust, Inc. (NASDAQ: CDOR), formerly Supertel Hospitality, Inc. (NASDAQ: SPPR), a real estate investment trust (REIT), announced today that it has commenced an offer to exchange shares of its common stock for each outstanding share of 8% Series A Cumulative Preferred Stock (CUSIP No. 20676Y205) and 10% Series B Cumulative Preferred Stock (CUSIP No. 20676Y304).

In the exchange offer, the company is offering to exchange 5.38 shares of its common stock for each share of Series A preferred stock and 13.71 shares of its common stock for each share of Series B preferred stock, in each case, validly tendered and not withdrawn before the expiration date. The exchange offer will remain open until September 9, 2015, unless extended or earlier terminated by the company. The exchange offer is subject to the satisfaction of certain conditions.

Record holders of the preferred stock have been sent written materials explaining the precise terms and timing of the exchange offer. Holders of shares of the preferred stock are urged to read these written materials carefully because they contain important information about the exchange offer. The company has filed the written materials relating to the exchange offer with the Securities and Exchange Commission (the “SEC”) as part of a tender offer statement on Schedule TO. Holders of shares of the preferred stock, as well as shareholders of the company and the public, can obtain these written tender offer materials and other documents filed by the company with the SEC free of charge from the SEC’s website at www.sec.gov. Holders of shares of the preferred stock may also obtain a written copy of the tender offer materials by calling the Information Agent for the exchange offer toll free at (800) 821-8780.

The securities to be offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. The company is relying on Section 3(a)(9) of the Securities Act of 1933 to exempt the exchange offer from the registration requirements of the Securities Act of 1933, and because the preferred stock was registered, the company believes that the common stock issued in the exchange offer will be freely tradeable by the recipients of such shares. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offer to exchange, which may be made only pursuant to the terms of the offer to exchange and related letter of transmittal.

ABOUT CONDOR HOSPITALITY

Condor Hospitality Trust is a self-administered real estate investment trust that specializes in the investment and ownership of upper midscale and upscale, premium-branded select-service, extended stay and limited service hotels. The company currently owns 46 hotels comprising 19 states. Condor Hospitality’s hotels are franchised by a number of the industry’s most well-regarded brand families including Hilton, Choice and Wyndham. For more information or to make a hotel reservation, visit www.condorhospitality.com.

Certain matters within this press release are discussed using forward-looking language as specified in the Private Securities Litigation Reform Act of 1995, and, as such, may involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance to differ from those projected in the forward-looking statement. These risks are discussed in the company’s filings with the Securities and Exchange Commission.

Contact:

Krista Arkfeld

Director of Corporate Communications

karkfeld@trustcondor.com

(402) 371-2520